
February 8, 2021

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

Re: Annovis Bio, Inc.
       Registration Statement on Form S-3
       Filed February 1, 2021
       File No. 333-252625

Dear Dr. Maccecchini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrick M. Mix, Esq.